Coro Global Inc.

78 SW 7th Street, Suite 500

Miami, FL 33130

May 5, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Coro Global Inc.
Registration Statement on Form S-1
Filed May 12, 2020
File No. 333-238187

Dear Sir or Madam:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, Coro Global Inc. (the “Company”) hereby requests that the Securities and Exchange Commission consent to the withdrawal of the Company’s Registration Statement on Form S-1 (Registration No. 333-238187) (the “Registration Statement”), together with all amendments and exhibits thereto. The Company is requesting withdrawal of the Registration Statement because it has elected not to pursue the sale of securities pursuant to the Registration Statement at this time. No securities were sold pursuant to the Registration Statement. The Company also requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company’s account for future use.

Questions concerning this application for withdrawal may be directed to the Company’s legal counsel, Thomas A. Rose of Sichenzia Ross Ference LLP, at (212) 930-9700.

Thank you for your assistance in this matter.

Very truly yours,

Coro Global Inc.

By:	/s/ David Dorr
David Dorr
Chief Executive Officer